November 2007 Pricing Sheet dated November 9, 2007 relating to Preliminary Terms No. 420 dated October 25, 2007 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
RevConsSM
Two RevConsSM Each Based on a Different Common Stock Due May 15, 2008

Reverse Convertible Securities
This pricing sheet offers two separate RevCons, each relating to the common stock of a different underlying company.
PRICING TERMS FOR ALL REVCONS – NOVEMBER 9, 2007
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the specified trigger price on any trading day up to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Exchange ratio:	The stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Trigger price:	The trigger price specified for each RevCons is equal to the product of the trigger level times the initial share price.
Coupon:	Payable monthly at the specified interest rate beginning December 15, 2007.
Pricing date:	November 9, 2007
Original issue date:	November 15, 2007
Listing:	The RevCons will not be listed on any securities exchange.
SPECIFIC TERMS FOR EACH REVCONS
Underlying stock:	AMR Corporation (“AMR”)	Borders Group, Inc. (“BGP”)
Maturity date:	May 15, 2008	May 15, 2008
Interest rate:	25% per annum	22% per annum
Trigger level:	80%	80%
Determination date:	May 12, 2008	May 12, 2008
CUSIP:	617446X20	617446X38
Initial share price:	$20.42	$12.78
Trigger price:	$16.336	$10.224
Exchange ratio:	48.9716	78.24726
Aggregate principal amount:	$7,180,000	$1,060,000
Agent:	Morgan Stanley & Co. Incorporated

	Per AMR RevCons	Total	Per BGP RevCons	Total
Price to public	$1,000	$7,180,000	$1,000	$1,060,000
Agent’s commissions(1)	$15	$107,700	$15	$15,900
Proceeds to company	$985	$7,072,300	$985	$1,044,100

(1)	For additional information, see “Plan of Distribution” in the prospectus supplement for reverse convertible securities (“RevCons”).

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 420 dated October 25, 2007
Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.